 AZZAD®

December 4, 2009

To: U.S. Securities and Exchange Commission

Please disregard the filing made in N-8F filed on November 17, 2009 for the Azzad Ethical Income Fund (a series in the Azzad Family of Funds) with ACCESSION NUMBER: 0001162044-09-000659.

We would like to withdraw the above filing which was made inadvertently. If you have any questions, please feel free to contact Ms. Manal Fouz at 703-207-7005 extension 115.

Thank you,

Manal Fouz,

Compliance Officer

Azzad Asset Management, Inc. 3141 Fairview Park Drive Suite 460 Falls Church, VA 22042-4517 USA

Phone: 703-207-7005  Fax: 703-852-7478 E-mail: info@azzad.net   www.azzad.net